Mail Stop 4561

March 6, 2008

VIA USMAIL and FAX (617) 772 - 9465

Mr. Gary Mentesana
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits L.P. V
101 Arch Street
Boston, Massachusetts 02110-1106

      Re: **Boston Financial Qualified Housing Tax Credits L.P. V**
              Form 10-KSB for the year ended 3/31/2007
              Filed on 7/17/2007
              File No. 000-19706

Dear Mr. Gary Mentesana:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Van Doorn
                        Senior Assistant Chief Accountant